

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

June 7, 2007

Mr. Robert Margolis
Chief Executive Officer
Cherokee Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

> **Re:** **Cherokee Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed April 17, 2007**
> **File No. 0-18640**

Dear Mr. Margolis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

William Choi
Branch Chief